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Supplement dated June 22, 1998             filed pursuant to Rule 424(b)(3)
(to Prospectus dated July 17, 1997)        File No. 33-94496

                           SPARTAN STORES, INC.

                             3,500,000 SHARES
                           CLASS A COMMON STOCK
                               $2 PAR VALUE

                               SUPPLEMENT TO
                      PROSPECTUS DATED JULY 17, 1997



          The Board of Directors of Spartan Stores, Inc. (the "Company") has established the Trading Value for each Class A Share to be Twelve Dollars and Thirty Cents ($12.30) per share. The new Trading Value will be effective as of June 21, 1998.

          In determining the Trading Value, the Board considered general market and economic factors and the Company's unaudited financial condition as of the end of its fiscal year and unaudited results of operations for the fiscal year. The Company's net sales for the year were $2.489 billion and the Company had net earnings of approximately $14.2 million, or $1.21 per share. This compares to net sales of $2.475 billion and net earnings of approximately $9.7 million for the prior fiscal year, or $0.80 per share, as adjusted for the ten-for-one stock split pursuant to a share dividend paid on July 15, 1997. In addition, book value per share increased from approximately $8.91 at March 29, 1997, to approximately $9.98 at March 28, 1998.